August 6, 2013

Via Edgar

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

RE:                          FTD Companies, Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Filed July 1, 2013
File No. 001-35901

Dear Ms. Ransom:

On behalf of FTD Companies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated July 18, 2013 (the “Comment Letter”), relating to the Company’s Registration Statement on Form 10 (001-35901) that was filed on April 30, 2013 and amended by Amendment No. 1 to the Registration statement filed on July 1, 2013 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement.  The Revised Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Revised Registration Statement and the Information Statement against the July 1, 2013 filing to facilitate the Staff’s review.  References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Information Statement.

Exhibit 99.1

Material U.S. Federal Income Tax Consequences of the Separation, page 45

1.              We note your response to comment 16 in our letter dated May 29, 2013.  Please clarify in this section that you have applied for the IRS Ruling and disclose the timeframe in which you expect to receive such ruling, as indicted in your response.

The Company has revised the disclosure on page 47 of the Information Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 54

2.              We note your disclosures on page 43 that you will enter into several “ancillary agreements” with United Online, including arrangements governing “transition services” and “arrangements for employee matters, tax matters, technology and intellectual property matters, legal and regulatory matters, and certain other liabilities and obligations.”  Please tell us how, if at all, you expect that these agreements will impact your pro forma financial statements.  If you do not expect these agreements to impact your pro forma financial statements, please tell us the reasons for your determination.

The Company does not expect these agreements to impact its pro forma financial statements.  The historical consolidated financial statements include intercompany allocations of costs for information technology, payroll, legal and other services that are expected to be provided under the transition services agreement.  The services under this agreement are not expected to exceed 12 months following the Separation and the Company does not expect the charges under this agreement to be materially different than the intercompany amounts currently allocated to the Company by United Online, Inc. (“United Online” or “UOL”).  In addition, costs that may be charged to the Company under other agreements related to employee matters, tax matters, technology and intellectual property matters, legal and regulatory matters and certain other liabilities and obligations are direct costs of the Company’s business that, if and when incurred, are currently charged to it through intercompany charges from United Online and included in the Company’s historical financial statements.

The Company does not expect any adjustments to the pro forma financial statements, with the exception of adjustments related to (i) new employment agreements to the extent that such costs are materially different than the amounts included in the historical financial statements and (ii) changes to equity, which may be impacted by the proposed United Online reverse stock split, if approved by United Online’s stockholders. Neither the executive employment agreements nor the ratio for the reverse stock split have been determined. Once these are determined, the Company will include the pro forma adjustments, as necessary, in a future amendment to the Form 10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Results of Operations, Page 68

3.              We note your response to comment 26 from our letter dated May 29, 2013 and the revisions to your results of operations discussion.  Please further revise your results of operations to provide additional insight to your investors regarding the factors contributing to the increases or decreases in the components of your net income.  For example, you state on page 73 that the increase in product revenues in 2012 was primarily related to an increase in consumer order volume resulting from your acquisition of the gifts division of Flying Brands Limited.  However, we note that this acquisition contributed only $6.6 million of the $26.3 million increase in revenue.  Please identify additional contributors to the increase in revenue.

The Company has revised the disclosure on page 75 of the Information Statement in response to the Staff’s comment.

Liquidity and Capital Resources, page 79

Quarter Ended March 31, 2013 compared to Quarter Ended March 31, 2012, page 80

4.              Please briefly describe the factors that contributed to the $10.2 million unfavorable change in working capital in the quarter ended March 31, 2013 as compared to the quarter ended March 31, 2012.

The Company has revised the disclosure on page 83 of the Information Statement in response to the Staff’s comment.

Executive Compensation, page 108

Summary Compensation Table, page 108

5.              We note your response to comment 32 in our letter dated May 29, 2013 and the related revisions to your disclosure.  Please clarify whether you are party to employment agreements with your NEOs that provide for the payment of a minimum base salary.  If so, please disclose such minimums.  To the extent you are party to employment agreements with your NEOs, please describe the material terms of any such agreements.  Please refer to Item 402(o)(1) of Regulation S-K.

The Company has revised the disclosure on page 111 of the Information Statement in response to the Staff’s comment to indicate that the Company anticipates entering into new employment agreements with some or all of its NEOs (which agreements will become effective as of immediately following the FTD Spin Off), and the Company will disclose the terms of those agreements, including minimum base salaries, in a future amendment of the Form 10 once they have been finalized.  The Company has also revised the disclosure on page 111 of the Information Statement to specify the base salaries of the NEOs under the employment agreements currently in effect.

Potential Payments Upon Termination or Change in Control, page 112

6.              Please clarify in this section whether the FTD Spin-Off constitutes a change in control of United Online that may trigger payment under the employment agreements described in this section.  In this regard, we note the disclosure on page F-67 regarding Mr. Goldston’s resignation.

While the FTD Spin Off would constitute a change in control under the existing employment agreements with Mr. Apatoff and Ms. Sheehan (which agreements also require a termination of employment in order for benefits to be paid), the Company anticipates entering into new employment agreements with these executives, which agreements will become effective as of immediately following the FTD Spin Off.  The FTD Spin Off will not constitute a change in control under the new agreements because it will have occurred immediately prior to the agreements becoming effective.  The Company has revised the disclosure on pages 115 and 116 of the Information Statement in response to the Staff’s comment.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

(1) Description of Business and Planned Separation, Basis of Presentation, Accounting Policies, and Recent Accounting Pronouncements, page F-8

Accounting Policies, page F-9

Segments, page F-9

7.              We note your response to comment 34 from our letter dated May 29, 2013.  Please address the following items related to your segment composition:

•                  Provide us with representative copies of the package of information regularly provided to your CODM and board of directors, including your most recent quarterly forecasts and updates and the most recent reports used by the CODM in weekly/periodic staff meetings.

•                  Provide us with the titles of the management team members that regularly meet with and report to the CODM in the annual, monthly, and weekly gatherings discussed in your response.  In doing so, please clarify the specific components, geographic regions, and/or other sub-entities, that each individual manages.  Explain to us the extent that information about the sub-entities managed by those individuals is discussed at those meetings.

•                  You disclose that the CODM does not “regularly” receive component measures of profit or loss.  Please tell us how often the CODM does receive such component-level information or other information below the consolidated level.

Representative Information

The Company has supplementally provided the Staff with representative copies of the package of information regularly provided to the Company’s CODM and the UOL Board of Directors, including a recent quarterly forecast, as well as the most recent reports used by the CODM in his staff meetings.

Management Meetings

Robert S. Apatoff, President of FTD Companies, Inc., reports directly to and regularly meets with the CODM, Mark R. Goldston, who is the Chief Executive Officer (“CEO”) of UOL as well as the Company.  In addition, the following members of the Company’s management team regularly meet with the CODM:

•                  Becky A. Sheehan, Executive Vice President and Chief Financial Officer (responsible for the Company’s global operations)

•                  Rhys J. Hughes, President, Interflora British Unit (responsible for the Company’s operations in the U.K. and the Republic of Ireland)

•                  Lawrence B. Plawsky, Senior Vice President, Consumer Division (responsible for the Company’s consumer business in the U.S. and Canada)

•                  Tom D. Moeller, Executive Vice President, Florist Division (responsible for the Company’s floral network business in the U.S. and Canada)

•                  John J. Higginson, Executive Vice President, Chief Technology Officer - FTD Domestic (responsible for the Company’s operations in the U.S. and Canada)

•                  Michael F. Dorion, Executive Vice President, Customer Relationship Management and Quality Assurance (responsible for the Company’s operations in the U.S. and Canada)

•                  Mark P. Monitello, Senior Vice President, Human Resources (responsible for the Company’s operations in the U.S. and Canada)

•                  Lincoln C. Rodman, Senior Vice President, Merchandising and Marketing (responsible for the Company’s operations in the U.S. and Canada)

In addition, certain other members of the Company’s management team participate in such meetings to provide support and additional information, as needed, as well as members of UOL’s corporate team, including Neil P. Edwards, UOL’s Executive Vice President and Chief Financial Officer, and Charles B. Ammann, UOL’s Executive Vice President, General Counsel and Secretary.

The Company’s staff meeting discussions focus on a variety of different topics as business and operational issues arise.  The meetings usually start with an update on quarterly revenues by business unit versus both the Company’s budget and guidance forecast, which is included within the guidance UOL provides in its quarterly earnings release.  Reasons for both positive and negative variances are evaluated and discussions ensue on the success and failure of the Company’s marketing activities and the impact of its competitors’ marketing strategies.  Variances in consolidated adjusted OIBDA versus budget and the guidance forecast also are discussed.  In addition to business unit revenues and consolidated adjusted OIBDA, discussions focus on, among other things, long-term strategy, potential acquisitions, supply chain, technology, quality, financing, human resource issues, and legal and regulatory matters.

Consolidated and Component-Level Information

The CODM has historically been provided with three primary reports to assess the Company’s performance and make resource allocation decisions: the annual budget, periodic financial forecasts and periodic/weekly updates.  Additionally, the CODM is provided quarterly board reports in his roles as the CEO of both UOL and the Company and his role as Chairman of the UOL Board of Directors.  The CODM is provided the reports noted above both electronically (via email) and in hard copy.

The annual budget for the Company is reviewed and approved by the CEO (as the CEO of both UOL and the Company) before the annual budget is submitted to the UOL Board of Directors for its approval.  In connection with setting the proposed targets for the Company’s annual budget, the CEO is provided revenues by component and consolidated adjusted OIBDA, key strategic initiatives, and annual operating plan initiatives.  The CEO’s changes to the proposed financial targets are made only at the consolidated level for the Company.  The final budget financial package provided to the UOL Board of Directors for approval includes the Company’s revenues by component and consolidated adjusted OIBDA. Growth in the Company’s consolidated revenues and adjusted OIBDA are a major focus for the CEO and the UOL Board of Directors.

In his roles as CEO and Chairman of the Board of UOL, Mr. Goldston receives other information related to the Company, as summarized below:

•                  The quarterly UOL Board of Directors reports provide the Company’s revenues by component and consolidated adjusted OIBDA, as well as updates related to the business and key initiatives.  In addition, for the domestic floral network business, overall products and services revenue and the related total gross margin for each is provided to demonstrate the significant difference in margin for the different types of revenues streams.  The quarterly reports are used by the UOL Board of Directors to assess the Company’s progress against key initiatives, performance on a quarterly basis and to make strategic decisions.

•                  The UOL Board of Directors meetings in 2012 were held in February, April, July, and October 2012, and the 2012 year-end review was held in February 2013.  Component adjusted OIBDA was included in the UOL Board of Directors materials for only the October 2012 meeting primarily because various members of the Company’s executive management team made presentations to the UOL Board of Directors which included information specific to their respective responsibilities.  The board discussion did not include component adjusted OIBDA and the inclusion of this information was not a change in information to be presented to the UOL Board of Directors on a going-forward basis as the February, April and July 2013 UOL Board of Directors presentations did not include component adjusted OIBDA.

The Company’s forecasts, which provide component revenues and only consolidated adjusted OIBDA, are used to assess the Company’s performance and to make decisions concerning the allocation of incremental resources, generally marketing spend, which is approved by the CODM based on those forecasts.

The CODM’s periodic/weekly FTD staff meetings include both strategic and operational discussions with the Company’s business leaders.  Oftentimes, the agenda for these meetings includes separate presentations related to operational and market facing matters, including, but not limited to, U.S. product fulfillment, customer service and quality matters, sales and marketing plans. Frequently, an ‘update’ report is distributed that generally includes component revenue and key metrics related to such (e.g., order volume, marketing channel performance and average order value) and consolidated adjusted OIBDA.  The discussions in such meetings are largely focused on revenue performance including trends in the underlying business related to order volume and marketing channel performance, among other things.  While component adjusted OIBDA was provided to the CODM in seven of the weekly updates during 2012, five of these reports were provided between February 27, 2012 and April 2, 2012.  Three of the five reports related to the month of February only and the remaining two related to the first quarter.  In addition, one of the seven reports (dated May 29) provided component adjusted OIBDA compared to a ‘flash’ close (preliminary close) result with no comparison or commentary related to budget, forecast or prior year at this level of detail.  While this information was provided, the commentary included in the update report and the discussion in the weekly meeting with the CODM focused on revenues and consolidated adjusted OIBDA, consistent with the presentation and discussion with other materials.  After July 9, 2012 and for the remainder of 2012 and to date in 2013, no weekly updates have included component detail for adjusted OIBDA and such information was not discussed in the weekly meetings; instead, the focus was on consolidated adjusted OIBDA.

(4) Balance Sheet Components, page F-21

8.              We note your response to comment 39 from our letter dated May 29, 2013 and have the following comments:

•                  Explain to us in further detail why your receivables greater than 365 days past due have not been written off.  Please tell us what types of accounts comprise this balance and what portion of the balance is subject to bankruptcy proceedings and/or litigation.  Quantify for us the allowance for credit allowances established against receivables greater than 365 days past due.

•                  Revise your filing to provide an age analysis of past due financing receivables at period end.  See ASC 310-10-50-7A and 310-10-55-9.

•                  We note that you establish an allowance for credit losses based upon the aging of receivables as well as a “specific allowance.”  Please disclose your policy for determining which receivables are individually assessed for impairment.  Also disclose the balance of the allowance for credit loss and the recorded investment in financing receivables by impairment method, including collectively evaluated and individually evaluated.  See ASC 310-10-50-11B(g) and (h) and 310-10-55-7.

•                  For impaired receivables individually evaluated for impairment, please provide all disclosures required by ASC 310-10-50-14A and 15.

•                  If you believe certain disclosures requested above are not required based on ASC 310-10-50-7B or 11A, please still provide us with such information in your response and ensure that your disclosures clearly indicate that a significant portion of your past due receivables are greater than one and two years past due.

The Company’s receivables greater than 365 days past due have not yet been written off as the Company is still pursuing collection.  The Company does not write off a balance until it is convinced the receivable is not collectible.  For all of the Company’s accounts receivable greater than 365 days past due, which includes financing receivables, approximately 7% are subject to bankruptcy proceedings and another approximately 7% are either in litigation or the Company is in the process of collecting judgments that have been awarded.  Another approximately 37% are being pursued by external collection agencies, with the remainder being pursued by the Company’s in-house collections staff.   At March 31, 2013, financing receivables greater than 365 days past due were $3.0 million, of which 99% were reserved.

The Company has revised the disclosure on pages F-10, F-21-F-22 and F-56 of the Information Statement in response to the Staff’s comment.

(5) Transactions with Related Parties, page F-22

9.              We note your response to comment 40 from our letter dated May 29, 2013 and your disclosure revisions.  However, we do not see where you have disclosed management’s estimates of what your expenses would have been on a stand-alone basis.  See Question 2 of SAB Topic 1B.

Management does not believe that the Company’s costs on a stand-alone basis as a private entity would have been materially different from the costs reflected in the Company’s historical financial statements. The Company has revised the disclosure on pages F-23 and F-57 of the Information Statement in response to the Staff’s comment.

(14) Commitments and Contingencies, page F-37

10.       We note your response to comment 42 from our letter dated May 29, 2013 that you cannot estimate the amount of possible loss or range of loss because you rejected the Multistate Work Group’s initial settlement offer and the applicable investigations are not complete.  However, we also note that you are engaged in discussion with the Multistate Work Group in an effort to reach a negotiated resolution.  Considering you are currently engaged in discussions with the Multistate Work Group, please explain to us in further detail why you are unable to estimate a range of possible loss in excess of amounts accrued.  Please note that you may provide such disclosure on an aggregate basis.

At the outset of United Online’s discussions with the Multistate Work Group in the second quarter of 2012, the Maryland Attorney General’s office suggested the round number $20 million, as part of a settlement offer, without any explanation as to how that number was determined or would be allocated among the United Online companies being investigated.  United Online immediately rejected that number as being arbitrary and not tied to any discernible measure.  At that point, the parties had little, if any, agreement on the non-monetary aspects of any negotiated resolution and both sides determined to focus all their effort on negotiating the non-monetary provisions.  Indeed, since that time, all of United Online’s settlement discussions with the Multistate Work Group have focused on the non-monetary aspects of any negotiated resolution, and there have been no discussions whatsoever regarding the monetary part of a settlement.  United Online anticipates that once the non-monetary provisions have been tentatively agreed, the parties then will turn to addressing the monetary component of a settlement and the proposed bases therefor.  At this point in time, however, any attempt to estimate the amount of possible loss or range of loss would require pure speculation, and therefore would be potentially misleading to investors.  In prospective filings, if developments occur making it feasible to estimate the amount of possible loss or range of loss, the Company will provide additional disclosure.

***

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact me at (630) 724-6504.

Sincerely,

FTD COMPANIES, INC.

By:	/s/ Becky A. Sheehan
Becky A. Sheehan Executive Vice President and Chief Financial Officer

cc:              Lisa Sellars, Staff Accountant (Securities and Exchange Commission)
Andrew Blume, Staff Accountant (Securities and Exchange Commission)
Lisa Kohl, Staff Attorney (Securities and Exchange Commission)
Robert S. Apatoff, President

Charles B. Ammann, Executive Vice President, General Counsel and Secretary (United Online, Inc.)